                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 4)




                             NBC Capital Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, $1.00 Par Value Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   628729-10-5
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                     Various
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [X]     Rule 13d-1(b)
         [ ]     Rule 13d-1(c)
         [ ]     Rule 13d-1(d)

CUSIP NO. 628729-10-5             Schedule 13G


1.     Names of Reporting Persons.
       I.R.S. Identification Nos. of above persons (entities only).

       National Bank of Commerce Employee Stock Ownership Plan
       64-6190184
       -------------------------------------------------------------------------
2.     Check the Appropriate Box if a Member of a Group (See Instructions)

       Not Applicable
       -------------------------------------------------------------------------
3.     SEC Use Only

       -------------------------------------------------------------------------
4.     Citizenship or Place of Organization

       Mississippi
       -------------------------------------------------------------------------
Number of       5.    Sole Voting Power                 None
Shares                ----------------------------------------------------------
Beneficially    6.    Shared Voting Power               402,093
Owned by              ----------------------------------------------------------
Each            7.    Sole Dispositive Power            None
Reporting             ----------------------------------------------------------
Person With     8.    Shared Dispositive Power          402,093
       -------------------------------------------------------------------------
9.     Aggregate Amount Beneficially Owned by Each Reporting Person

       402,093 shares as of December 31, 2002
       -------------------------------------------------------------------------
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

       Not Applicable
       -------------------------------------------------------------------------
11.    Percent Of Class Represented By Amount In Row (9)

       4.9%
       -------------------------------------------------------------------------
12.    Type Of Reporting Person (See Instructions)

       EP
       -------------------------------------------------------------------------

Item 1 (a) Name of Issuer: NBC Capital Corporation

       (b) Address of Issuer's Principal Executive Offices:

           301 East Main Street, Starkville, Mississippi 39760

CUSIP NO. 628729-10-5             Schedule 13G


Item 2 (a) Name of Person Filing:

           National Bank of Commerce Employee Stock Ownership Plan

       (b) Address of Principal Business Office or, if none, Residence:

           c/o National Bank of Commerce
           P.O. Box 631, Columbus, Mississippi  39703-0631

       (c) Citizenship: Mississippi

       (d) Title of Class of Securities: Common Stock, $1.00 Par Value Per Share

       (e) CUSIP Number:  628729-10-5

Item 3 If this statement is filed pursuant to(SS).(SS).240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

       (f) X An employee benefit plan in accordance with
             (SS)240.13d-1(b)(1)(ii)(F)

Item 4 Ownership.

       (a) Amount beneficially owned:

           402,093 shares as of December 31, 2002.

       (b) Percent of class:

           4.9% (Based on total outstanding shares of 8,187,454 as of December 31, 2002).

       (c) Number of shares as to which such person has:

             (i)    Sole power to vote or to direct the vote:                              None
                                                                                   ------------

             (ii)   Shared power to vote or to direct the vote:                         402,093
                                                                                   ------------

             (iii)  Sole power to dispose or to direct the disposition of:                 None
                                                                                   ------------

             (iv)   Shared power to dispose or to direct the disposition of:            402,093
                                                                                   ------------

Item 5 Ownership of Five Percent or Less of a Class.

     [X] This statement is being filed to report the fact that, as of the date of this report, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities.

CUSIP NO. 628729-10-5             Schedule 13G

Item 6   Ownership of More Than Five Percent on Behalf of Another Person.

         Not  Applicable

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

         Not Applicable

Item 8   Identification and Classification of Members of the Group.

         Not Applicable

Item 9   Notice of Dissolution of Group.

         Not Applicable

Item 10  Certifications.

         (a) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

         (b)  Not Applicable

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                     Dated:  January 30, 2003

                                     NATIONAL BANK OF COMMERCE
                                     EMPLOYEE STOCK OWNERSHIP PLAN


                                     /s/ KIRK HARDY
                                     -------------------------------------------
                                     By:    Kirk Hardy
                                     Title: Vice President and Trust Officer